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                                                                 EXHIBIT 99.A.10

                                          EA Engineering Acquisition Corporation
                                                11019 McCormick Road - Suite 250
                                                     Hunt Valley, Maryland 21031
                                                      Telephone: (410) 527- 3501
                                                             Fax: (410) 771-1812

NEWS RELEASE
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                    EA ENGINEERING ACQUISITION CORPORATION
                   ANNOUNCES EXPIRATION OF TENDER OFFER FOR
                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.

Contacts: Melanie Jensen-Ney
          Tel. (410) 527-3501          Fax. (410) 771-1812

For Immediate Release: September 21, 2001

BALTIMORE, MARYLAND, September 21, 2001... EA Engineering Acquisition Corporation announced today that its tender offer for all of the outstanding shares of common stock of EA Engineering, Science, and Technology, Inc. (NASDAQ:
EACO) expired at 5:00 p.m. New York City time, on Friday, September 21, 2001. According to Mellon Investor Services LLC, the Depositary for the tender offer, 3,124,524 shares of common stock EA Engineering, Science, and Technology, Inc. have been validly tendered and accepted for payment (including 1,980 shares of common stock subject to guarantees of delivery). Together with the shares held by Loren D. Jensen, Ph.D. and trusts for the benefit of his children, this represents approximately 92% of the outstanding shares of common stock of EA Engineering, Science, and Technology, Inc. EA Engineering Acquisition Corporation intends to make prompt payment for the shares of common stock validly tendered and accepted for payment pursuant to the tender offer.

Pursuant to the Agreement and Plan of Merger between EA Engineering, Science, and Technology, Inc., EA Engineering Acquisition Corporation and EA Engineering Holdings, LLC, EA Engineering Acquisition Corporation intends to merge with and into EA Engineering, Science, and Technology, Inc. whereby EA Engineering, Science, and Technology, Inc. would become a wholly owned subsidiary of EA Engineering Holdings, LLC. As a result of EA Engineering Acquisition Corporation obtaining more than 90% of the outstanding shares of common stock of EA Engineering, Science, and Technology, Inc., including the shares obtained from Dr. Jensen and the trusts for the benefit of his children, EA Engineering Holdings, LLC is able to effect the merger without prior notice to, or without any action by, any other stockholder of EA Engineering, Science, and Technology, Inc. Upon the closing of the merger, EA Engineering, Science, and Technology, Inc. stockholders who did not tender their shares in the offer, other than those who properly assert appraisal rights under Delaware law, will receive merger consideration of $1.60 per share in cash, without interest.

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